INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

September 4, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Segall Bryant & Hamill Emerging Markets Fund and the Segall Bryant & Hamill International Small Cap Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 31, 2015, regarding Post-Effective Amendment No. 650 to the Registrant’s Form N-1A registration statement with respect to the Segall Bryant & Hamill Emerging Markets Fund (the “Emerging Markets  Fund” and the Segall Bryant & Hamill International Small Cap Fund  (the “Small Cap Fund” and together with the Emerging Market Fund, the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, will be reflected in the Amendment filing.

PROSPECTUS
Fees and Expenses – Both Funds

1.
Footnote 3 to the Fees and Expenses table of each Fund states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 201_.” Please confirm that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limit agreement with respect to each Fund is more than one year from the effective date of the Fund’s registration statement and Footnote 3 to the Fees and Expenses table of each Fund has been updated to reflect “October 23, 2017” as the date until which the agreement is in effect.

2.
In light of footnote 1 to the Fees and Expenses table of each Fund, which states that a 1% contingent deferred sales charge (“CDSC”) will be imposed on certain redemptions of Class A shares, add to the Example for each Fund costs of investing in Class A shares of the Fund at the end of “One Year” and “Three Years” assuming redemption of the Class A shares and application of the stated CDSC.

Response:  The 1% CDSC is not applicable to all investors.  Instead the CDSC is applicable only to those Class A investors who invested $1 million or more and were not subject to a front-end sales charge on such investment.  Class A investors who invest less and are subject to a front-end sales charge will not be charged the 1% CDSC upon redemption Class A shares within 12 months of the date of purchase of such Class A shares.  Consequently, the Registrant does not believe that inclusion of the requested information is appropriate.

Performance – Both Funds

3.	Add “Return Before Taxes” for Class A shares to the “Average Annual Total Returns” table under each Fund’s Performance section.

Response:  Each Fund’s Class A shares, the respective Predecessor Fund’s Class I shares, were issued on June 30, 2014, therefore, have not been in operation for one calendar year as of December 31, 2014.  Performance information will be included in the “Average Annual Total Returns” table after the Funds' Class A shares have been in operation for one calendar year.

Principal Investment Strategies – Emerging Markets Fund

4.	In the first sentence of the first paragraph under this section, insert a comma after “common stock” to clarify that the 80% policy relates to equity securities.

Response:  The requested revision has been made.

5.
The statement that “The Fund’s advisor considers emerging markets countries to be those countries that are not treated as developed market countries in the MSCI World Index” is too broad because it implies that any country other than the 23 countries currently identified as “developed market countries” in the MSCI World Index is an emerging market country.  Please revise.

Response:  The Emerging Markets Fund will be seeded following the reorganization of the Philadelphia International Emerging Markets Fund, a series of The Glenmede Fund, Inc. (“Glenmede EM Fund”), into the Emerging Markets Fund.  The Emerging Markets Fund’s advisor has represented to the board of directors of the Glenmede EM Fund that the principal investment strategies of the Emerging Markets Fund will be substantially similar to the principal investment strategies of the Glenmede EM Fund following the reorganization.  Given that the Glenmede EM Fund has utilized the definition of emerging market as described above since its inception on June 30, 2011, the Registrant respectfully declines to make the requested change because the Registrant believes that the change may be considered a material change to the principal investment strategies.  In addition, the Registrant notes that defining emerging markets countries as those countries which are not treated as developed markets countries under the MSCI World Index is consistent with wide-spread industry practice.

6.
If exchange traded funds (“ETFs”) are counted toward the Emerging Markets Fund’s 80% policy for purposes of compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”), add a statement that the Emerging Markets Fund will only include ETFs that primarily invest in emerging markets.

Response: The Registrant notes that the disclosure in this section already states that only ETFs “designed to provide exposure to emerging market indices will be considered equity securities for purposes of meeting the Fund’s 80% investment policy.”  Accordingly, the Registrant has not made the requested change.

7.
If derivatives may be taken into account for purposes of compliance with Rule 35d-1, please describe how derivatives are included or counted for such purposes.  Please note that the staff’s position is that a derivative’s market value should be used to include or count the derivative for purposes of Rule 35d-1.

Response: The Registrant confirms that the market value of derivatives will be used for purposes of determining compliance with Rule 35d-1.  However, the Registrant believes that the rigid use of the market value of derivatives without regard to economic exposure may result in potentially abusive industry practices regarding Rule 35d-1 compliance.  For example, the staff position may permit a fund with economic exposures significantly different than those implied by its name to nonetheless comply with Rule 35d-1 by investing in stocks and/or bonds and then utilizing derivatives to significantly alter its economic exposure.  In addition, the staff position may prohibit funds with economic exposures to a given investment from being able to comply with Rule 35d-1.  By way of example, if a fund receives a large subscription and utilizes futures to equitize cash while it makes direct investments, the fund would not be permitted to count the economic exposure provided by such futures toward its compliance with Rule 35d-1.

Principal Investment Strategies – International Small Cap Fund

8.	Please add a definition for “companies located outside of the U.S.”

Response:  The requested disclosure has been added.

9.	Please explain why the $7.3 billion upper limit of the MSCI EAFE Small Cap Index is an appropriate parameter for inclusion in the definition of “small capitalization companies.”

Response:  The Registrant respectively submits that the use of the range of market capitalizations included within the MSCI EAFE Small Cap Index (including a maximum market capitalization of $7.3 billion) to define small capitalization companies is consistent with investor expectations and wide-spread industry practice.

10.	Add disclosure that the Fund’s advisor will apply the market capitalization range on a country by country basis.

Response:  The Small Cap Fund will be seeded following the reorganization of the Philadelphia International Small Cap Fund, a series of The Glenmede Fund, Inc. (“Glenmede Small Cap Fund”), into the Small Cap Fund.  The Small Cap Fund’s advisor has represented to the board of directors of the Glenmede Small Cap Fund that the principal investment strategies of the Small Cap Fund will be substantially similar to the principal investment strategies of the Glenmede Small Cap Fund following the reorganization.  Given that the Glenmede Small Cap Fund has, as part of its principal investment strategies, applied the market capitalization range as currently described in the prospectus since its inception on May 31, 2011, the Registrant respectfully declines to make the requested change because the Registrant believes that the change may be considered a material change to the principal investment strategies.

11.
If exchange traded funds (“ETFs”) are counted toward the Small Cap Fund’s 80% policy for purposes of compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”), add a statement that the Small Cap Fund will only include ETFs that primarily invest in non-U.S. small capitalization companies.

Response: The Small Cap Fund notes the disclosure already provides that it only counts ETFs for the Rule 35-1 compliance if the ETF is “designed to provide exposure to indices comprised of small capitalization companies located outside of the U.S.”  Accordingly, the Small Cap Fund has not made the requested change.

12.
If derivatives may be taken into account for purposes of compliance with Rule 35d-1, please describe how derivatives are included or counted for such purposes.  Please note that the staff’s position is that a derivative’s market value should be used to include or count the derivative for purposes of Rule 35d-1.

Response: The Registrant restates the response set forth above under #7 on behalf of the Emerging Markets Fund.

13.	Given the $7.3 billion upper limit of the small capitalization benchmark index, consider adding “mid-cap risk” disclosure to the “Small Cap Company Risk”.

Response:  The requested disclosure has been added.

Statement of Additional Information

14.	Revise the “June 19, 2015” date on the cover page to instead be the effective date of the registration statement.

Response:  The requested change has been made.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer